Exhibit 99.1

Media Contacts:
Yael Paz, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-255
yaelp@optibase.com

Jennifer Hicks, ink Communications for Optibase
+1-617-488-0988 ext. 2
Jennifer@theinkstudio.com

Investor Relations Contact: Lee Roth, KCSA for Optibase +1-212-896-1209 lroth@kcsa.com

CANAL+ GROUP CHOOSES OPTIBASE FOR VIDEO OVER IP

        HERZLIYA, Israel – May 8, 2006 – Optibase, Ltd. (NASDAQ:OBAS), a leading provider of advanced digital head-end solutions, today announced that France’s leading pay TV operator, CANAL+ Group, has chosen Optibase IPTV platforms to provide video over IP capabilities throughout the facility’s premises.

        Optibase supplied CANAL+ with its integrated MGW 1100 platforms that offer high quality video encoding and streaming functionalities. Optibase’s suite of management solutions complements the MGW 1100 and offers sophisticated control and motoring capabilities, while its carrier-grade architecture ensures high availability, reliability and robustness.

        “We are proud to add CANAL+ Group to our list of broadcast customers,” said Udi Shani, vice president of International Sales at Optibase. “With the Optibase platforms as part of its digital connectivity solutions, CANAL+ is assured of highly reliable quality video streaming.”

        “We had specific requirements for a flexible platform with time stamping capabilities,” said Marcel VIOLANTE , IT Project Manager at CANAL+. “Optibase’s outstanding customer-oriented approach resulted in a solution perfect for our needs. Furthermore, smooth migration options ensure that we can easily expand and upgrade our services to ensure that we are at the forefront of video technology.”

        Optibase’s extensive range of streaming gateways and MPEG encoders/decoders are widely deployed in advanced video streaming solutions worldwide. Video streaming is a crucial communication tool at the office, for training and in the classroom.

About Optibase

        Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For further information, please visit www.optibase.com.

About Canal+

Canal Plus Group (Canal+) is a French film and television studio and distributor. It is a wholly owned subsidiary of Vivendi Universal and has a film library in excess of 5,000 films and is headquartered in Issy-les-Moulineaux, in the suburbs of Paris.

This press release contains forward-looking statements concerning our marketing and operations plans for specific sales to Canal+. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors. For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.